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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-41208

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/01___ AND ENDING ___12/31/01___
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Northington Capital Markets, Inc.

RECD S.E.C.

MAR -- 1 2002

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)   813

35 Tower Lane
                              (No. and Street)
Avon   Connecticut   06001
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James Ramenda   (860) 676-1942
                                                        (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP

                         (Name - if individual, state last, first, middle name)
185 Asylum Street, City Place I   Hartford   Connecticut   06103
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 4 2002

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)



NORTHINGTON CAPITAL MARKETS, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):   **Page**

AFFIRMATION

I, William D. Bitterli, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Northington Capital Market, Inc., (the "Company"), as of and for the years ended December 31, 2001 and 2000, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

_____ _____
Signature   Date

William D. Bitterli_____
Managing Director/V.P.

_____
Notary Public

ANN E. DYLEWSKI
NOTARY PUBLIC
MY COMMISSION EXPIRES OCT. 31, 2003

Deloitte & Touche LLP
City Place
185 Asylum Street
Hartford, Connecticut 06103-3402

Tel: (860) 280 3000
Fax: (860) 280 3051
www.us.deloitte.com



INDEPENDENT AUDITORS' REPORT

Northington Capital Markets, Inc.
Avon, Connecticut

We have audited the following financial statements of Northington Capital Markets, Inc. (the "Company") (a wholly-owned subsidiary of Northington Partners, Inc.) for the years ended December 31, 2001 and 2000, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Statements of Financial Condition	2
Statements of Operation	3
Statements of Changes in Stockholder's Equity	4
Statements of Cash Flows	5

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Northington Capital Markets, Inc. at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule included on page 8 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. This schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements for the year ended December 31, 2001 and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

February 14, 2002

Deloitte
Touche
Tohmatsu

NORTHINGTON CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Northington Partners, Inc.)

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000
CASH AND CASH EQUIVALENTS	$ 59,587	$ 56,705
INTEREST RECEIVABLE	213	746
INVESTMENT IN NASDAQ	-	85,600
TOTAL ASSETS	$ 59,800	$ 143,051

STOCKHOLDER'S EQUITY

	2001	2000
STOCKHOLDER'S EQUITY:		
Common stock, $.01 par value - 10,000 shares authorized; 1,200 shares issued and outstanding	12	12
Additional paid-in capital	59,788	143,039
Total stockholder's equity	59,800	143,051
TOTAL STOCKHOLDER'S EQUITY	$ 59,800	$ 143,051

See notes to financial statements.

NORTHINGTON CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Northington Partners, Inc.)

STATEMENTS OF OPERATION
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
REVENUES:		
Investment banking revenues	$ 33,400	$ 100,290
OPERATING EXPENSES:		
Management fee expense	35,749	102,807
Other	62	321
Total operating expenses	35,812	103,128
LOSS FROM OPERATIONS	(2,412)	(2,839)
OTHER INCOME:		
Interest income	2,412	2,839
NET INCOME	$ -	$ -

See notes to financial statements.

NORTHINGTON CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Northington Partners, Inc.)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock	Additional Paid-In Capital	Total
BALANCE, JANUARY 1, 2000	$ 12	$ 54,921	$ 54,933
Capital contributions by Parent	-	85,600	85,600
Capital contributions by Parent - conversion of debt	-	2,517	2,517
Net income	-	-	-
BALANCE, DECEMBER 31, 2000	12	143,038	143,050
Capital distribution to Parent	-	(85,600)	(85,600)
Capital contributions by Parent - conversion of debt	-	2,350	2,350
Net income	-	-	-
BALANCE, DECEMBER 31, 2001	$ 12	$ 59,788	$ 59,800

See notes to financial statements.

NORTHINGTON CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Northington Partners, Inc.)

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ -	$ -
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in:		
Interest receivable	533	(746)
Management fee payable to Parent	2,350	2,517
Net cash provided by operating activities	2,883	1,771
CASH FLOWS FROM INVESTING ACTIVITIES:		
NASDAQ Investment - (purchase) sale	85,600	(85,600)
Net cash provided by (used in) financing activities	85,600	(85,600)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital Contribution from Parent	-	85,600
Return of capital to Parent	(85,600)	-
Net cash provided by (used in) financing activities	-	85,600
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,883	1,771
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	56,704	54,933
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 59,587	$ 56,704
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING ACTIVITIES:		
Capitalization of payable to Parent	$ 2,350	$ 2,517

See notes to financial statements.

NORTHINGTON CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Northington Partners, Inc.)

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000

1. **DESCRIPTION OF BUSINESS**

   Northington Capital Markets, Inc. (the "Company"), is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company is a wholly-owned subsidiary of Northington Partners, Inc. (the "Parent"). It engages primarily in the business of rendering investment banking and underwriting services including merger, acquisition and restructuring advice, valuation analysis, capital raising and financial consulting in the United States.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Revenue Recognition - Investment banking revenues are recorded upon successful completion of the services provided or the completion of the transaction being underwritten. Underwriting revenues are recognized upon completion of the transaction being underwritten. Research and consulting revenues are recognized as earned.

   Cash and Cash Equivalents - Cash and cash equivalents consist of cash and temporary investments which have original maturities of 90 days or less.

   Interest Income - Interest income on temporary investments is recognized as earned.

   Income Taxes - The Company is included in the consolidated federal and state income tax returns filed by the Parent. The Parent allocates federal income taxes to the Company on a separate return basis. Any liability resulting therefrom is paid currently to the Parent and any benefit resulting therefrom is currently a receivable from the Parent.

   Valuation of Investments - Investment in NASDAQ stock and warrants, for which no quotations are readily available, are valued at fair value, in good faith, by management.

   Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

3. **TRANSACTIONS WITH RELATED PARTIES**

   The Company has entered into an agreement with its Parent in which it has agreed to pay a management fee to its Parent, in lieu of separate charges for general and administrative services provided by the Parent. The amount of the management fee is not necessarily indicative of the costs that would have been incurred had the Company not entered into this agreement.

4. **NET CAPITAL REQUIREMENTS**

The Company, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934. Under the Company's current operations, such Rule prohibits the Company from engaging in any securities transactions unless minimum net capital of the greater of 6-2/3% of aggregate indebtedness or $5,000 is maintained. The ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if net capital is less than 120% of the Company's minimum net capital requirement or its ratio of aggregate indebtedness to net capital exceeds 10 to 1.

At December 31, 2001, the Company had net capital of $59,800 and a minimum net capital requirement of $5,000. The company had no aggregate indebtedness at December 31, 2001.

5. **RULES 15c3-3 AND 17a-13**

The Company is exempt from the provisions of Rule 15c3-3 under the provisions of paragraph (k)(2)(ii) thereof and from Rule 17a-13 under the provisions of paragraph (a) thereof.

* * * * * *

NORTHINGTON CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Northington Partners, Inc.)

**COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2001**

NET CAPITAL:

Net capital	$ 59,800
Less net capital requirement	5,000
NET CAPITAL IN EXCESS OF REQUIREMENTS	$ 54,800

**COMPUTATION OF AGGREGATE INDEBTEDNESS PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

TOTAL LIABILITIES	$ -
EXCLUSION FROM AGGREGATE INDEBTEDNESS	-
AGGREGATE INDEBTEDNESS	$ -
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0 to 1

There are no material differences between the computation of net capital and aggregate indebtedness as presented herein and as reported by the Company in PART II of Form X-17A-5 as of December 31, 2001; therefore, no reconciliation is required.

SUPPLEMENTAL REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

Northington Capital Markets, Inc.
35 Tower Lane
Avon, Connecticut 06001

In planning and performing our audit of the financial statements of Northington Capital Markets, Inc. (the "Company") (a wholly-owned subsidiary of Northington Partners, Inc.) for the year ended December 31, 2001, (on which we issued our report dated February 14, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may

become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specific parties.

February 14, 2002

NORTHINGTON CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Northington Partners, Inc.)
(SEC I.D. No. 8-41208)



FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2001 AND 2000
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a Public document.